

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

May 30, 2018

<u>Via E-mail</u>
Atul Kavthekar
Chief Financial Officer
Diplomat Pharmacy, Inc.
4100 S. Saginaw Street
Flint, Michigan 48507

　　　Re: **Diplomat Pharmacy, Inc.**
　　　　　Form 10-K for Fiscal Year Ended December 31, 2017
　　　　　Filed March 1, 2018
　　　　　File No. 001-36677

Dear Mr. Kavthekar:

　　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　/s/ Rufus Decker

　　　　　　　　　　　　　　　Rufus Decker
　　　　　　　　　　　　　　　Accounting Branch Chief
　　　　　　　　　　　　　　　Office of Beverages, Apparel and Mining